Brandi Iannelli

TJS Wood Flooring, Inc.

31940 Daniel Way

Temecula, CA 92591

May 24, 2007

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

TJS Wood Flooring, Inc.

Form:

SB2/A1 Registration Statement

File No.:        File No.: 333-141568

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to May 31, 2007 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve TJS Wood Flooring, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

TJS Wood Flooring, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TJS WOOD FLOORING, INC.

/s/ Brandi Iannelli

Brandi Iannelli, President